SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2013

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the letter filed with the Comision Nacional de Valores and Bolsa de Comercio de Buenos Aires on December 16, 2013.

The Company reports that on December 12, 2013, it has accepted an offer to sell all (100%) of its shares (herein after the “Shares”) of Cresca S.A. ( “Cresca”), that represents 50% of its share capital, to Brasilagro Companhia Brasileira de Propiedades Agricolas S.A. (“Brasilagro”) in which Cresud holds an interest of 39.64%. The price of the transaction was agreed in USD 18,500,000. As within the next 3 days, Brasilagro will pay to the company a total amount of USD 5,000,000. The remaining amount will be cancelled in December 2014 with an interest rate of 7%.

The agreement establishes an adjustment to the price in case of future sales of assets by Cresca. In the event of a potential sale of up to 24,000 hectares of undeveloped land, within 1 year, the Company shall pay to Cresud an amount equivalent to 25% of the sale price that exceeds US$ 350 per hectare.

Cresca was incorporated in 2008 in Paraguay by Agrotech S.A. together with Carlos Casado S.A. Its main activities are related to the development and agricultural operation of a 45.577 hectares farm located in the Department of Boquerón, in the western region of the Republic of Paraguay. Additionally, Cresca has exercised an option to acquire additionally 96,353 hectares in the same farm. As of the date of this letter, Cresca has paid and signed the acquisition deed for 35,413 hectares of the option. The remaining hectares will be paid and fully transferred during 2014. The call option has an exercise price of USD 350 per hectare.

Brasilagro was founded in 2006 and its main activity is the development and agricultural operation of 160,815 hectares in 8 farms located in different areas of Brazil.

Furthermore, Cresud’s Audit Committee has not objected the proposed transaction and its report is available in the Company’s headquarters.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
December 17, 2013